EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY & CXY; NASDAQ: CRYP

CryptoLogic Limited: NASDAQ Listing Rules Notice

May 4, 2012 (Dublin, IRELAND) - As announced by CryptoLogic Limited (the “Company”) on April 3, 2012, Simon Creedy Smith and James Wallace have resigned from the Company’s board of directors, and two additional directors, David Baazov and Divyesh Gadhia have been named as new directors of the Company.  In addition, David Gavagan has resigned as Chairman of the board of directors and Interim Chief Executive Officer, and David Baazov has assumed the role of Chief Executive Officer.

Prior to April 3, 2012, the Company’s audit committee consisted of Thomas Byrne, Simon Creedy Smith and James Wallace.  As a result of the resignations of Messrs. Creedy Smith and Wallace, the audit committee currently consists of a single independent director.

On April 30, 2012, the Company received a NASDAQ Staff Deficiency Letter that, as a result of the resignations of Messrs. Creedy Smith and Wallace, the Company no longer complies with NASDAQ's audit committee requirements as set forth in NASDAQ Listing Rule 5605(c)(2), which requires that the audit committee be composed of at least three independent directors.  Under the NASDAQ Listing Rules, the Company has 45 calendar days to submit a plan to regain compliance.  If the plan is accepted, NASDAQ can grant an extension of up to 180 days from the date of the NASDAQ Staff Deficiency Letter for the Company to demonstrate compliance.

The NASDAQ Staff Deficiency Letter has no immediate impact on the Company’s listing on NASDAQ.  The Company is reviewing its options with respect to regaining compliance.

Additionally, as a result of the resignations and appointments referred to above, the Company’s board of directors consists of two independent directors and two non-independent directors, and the Company would no longer, therefore, comply with the requirements of NASDAQ Listing Rule 5605(b)(1), which requires a majority of the board of directors must be comprised of independent directors.  The Company is, however, relying on the foreign private issuer exemption for a majority independent board under Listing Rule 5615(a)(3).

For more information, please contact:

CryptoLogic:

David Baazov, CEO                                                                Tel: +1 514 744 3122

Daniel Sebag, CFO

Luther Pendragon (PR adviser to CryptoLogic):

Neil Thapar                                                                             Tel: +44 (0)20 7618 9100

Alexis Gore

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CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

This press release contains forward-looking statements within the meaning of applicable securities laws. Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "estimate", "intend", "may", "will", "would" and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on certain factors and assumptions including expected growth, results of operations, performance, business prospects and opportunities, foreign exchange rates and effective income tax rates. While the Company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results, performance or achievements of the Company to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Risks related to forward-looking statements include, without limitation, risks associated with the Company's financial condition, prospects and opportunities, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations and risks associated with competition. Additional risks and uncertainties can be found in the Company's Form 20-F for the fiscal year ended December 31, 2010 under the heading "Item 3 - Key Information - Risk Factors" and in the Company's other filings with the US Securities and Exchange Commission and Canadian provincial securities commissions. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements are given only as at the date of this release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.